TRAVIS INTERNATIONAL, INC.
                            3000 WESLAYAN, SUITE 350
                              HOUSTON, TEXAS 77027

                                February 17, 1998

United States Securities and
     Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Christopher Owens

         Re:  Travis International, Inc.
              Registration Statement on Form S-1 (Registration No. 333-32791) Registration Statement on Form 8-A (Registration No. 000-23665)

Ladies and Gentlemen:

         Travis International, Inc. (the "Company") hereby requests that the Commission consent to the Company's withdrawal of its Registration Statement on Form S-1 (Registration No. 333-32791) and its Registration Statement on Form 8-A (Registration No. 000-23665). The Company believes that, since it initially filed its Registration Statement on Form S-1, market conditions have deteriorated to such an extent that it would be unwise for it to pursue a public offering at this time. Neither the Company nor, to the knowledge of the Company, any Selling Stockholder has, other than as permitted under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, offered to sell or sold any shares of the Common Stock that are the subject of the Registration Statement.

        Thank you for your attention to this matter. If you have any questions, please call me at (713) 622-7475.

                                         Sincerely,

                                     /s/ KIRBY ATTWELL
                                         President
cc:    Mr. Sanjay Shirodkar